FORM 51-901F

QUARTERLY REPORT
Incorporated as part of:	Schedule B and C

Name Of Issuer:	Westrange Corp.

Address of Issuer:	201 – 2500 13th Avenue
Regina, Saskatchewan
S4P 0W2

Contact Person:	Lionel Kambeitz

Contact's Position:	Chairman and Chief Executive Officer

Contact's Telephone Number:	(306) 545-2277

For the third quarter period ended:	September 30, 2002

Date of Report:	November 29, 2002

CERTIFICATE

the schedules required to complete this quarterly report are attached and the disclosure contained therein has been approved by the board of directors. A copy of this THIRD quarter end report will be provided to any shareholder who requests it. Please note this form is incorporated as part of the required filing of scheduleS B&C.

/s/Lionel Kambeitz	November 29, 2002
Lionel Kambeitz, Chairman and Director	Date signed

/s/Kevin Sidloski	November 29, 2002
Kevin Sidloski, Director	Date signed

Westrange Corp.

SCHEDULE B

1.       For the third quarter period ended September 30, 2002 financial statements attached in
          Schedule A:

General and Administration expenses	First quarter September 30, 2002
Professional and consulting fees and related office expenses	$97,640
Total	$97,640

2.       No expenditures to parties not at arms length with the Corporation.

3.       Share capital and stock options

On January 15, 2002, a private placement was closed with an investor, at which time 100,000 Common Shares were issued at a price of $1.00 per Common Share, for cash consideration.

On April 8, 2002, two directors exercised the remainder of their stock options, which resulted in the issuance of an additional 335,000 Common Shares at an exercise price of $0.10 per Common Share, with total proceeds contributed to the capital account in the amount of $33,500.

No stock options were granted during the first quarter period ended September 30, 2002.

4.       Note 9, attached, identifies the share capital and Note 10, attached, identifies the stock options outstanding as of September 30, 2002.

5.       Directors and officers as of March 31, 2002, were:

  Lionel Kambeitz, Director, Chairman and Chief Executive Officer

  Kevin Sidloski, Director

  Wayne Bernakevitch, Director

WESTRANGE Corp.

Schedule C - Management's Discussion and Analysis

1.         Management's Discussion and Analysis

Please see the M, D & A below.

2.         Description of Business

Westrange continues to diversify its core business competencies by exploring investment opportunities in the alternative energy sector to enhance shareholder value.

3.         Discussion of operations and financial condition

Please refer to the M, D & A below.

Investor relations activities have been undertaken on behalf of Westrange Corp., by Current Capital Corp., of Toronto, Ontario, Current Capital acted as investor relations and public relations consultants for the Corporation.

4.         Subsequent Events

Subsequent to September 30, 2002, the Corporation did not undertake any strategic, tactical or operational action that would be considered a subsequent event, other than the following.

  The Corporation made an investment in H.T.C. Hydrogen Thermochem Corp. H.T.C. Hydrogen Thermochem Corp. is a Regina-based Canadian-controlled private corporation involved in the research and development of commercial hydrogen production. Westrange acquired 50,000 Common A Shares at a value of $2.00 per share for a total purchase price of $CDN 100,000.

5.         Financing, principal purposes and milestones

There were no material differences in actual and any disclosed intended use of proceeds from prior year financings.

6.         Liquidity and solvency

Please refer to the M, D & A, below.

WESTRANGE Corp.

Management's Discussion and Analysis

Results of Operations

The Corporation incurred a net loss of $101,225 from continuing operations, for the nine month period ended September 30, 2002. This compares to a net loss of $44,779 from continuing operations for the same period of the prior year. In addition, for the nine month period ended September 30, 2002, the Corporation incurred a net loss of $4l,649 from discontinued operations, representing the net loss incurred by Terra Fibre Utility Corp., which was sold on June 30, 2002. The total net loss for the nine month period ended September 30, 2002 was $142,874, and for the same period of the prior year the total net loss was $44,779.

Revenues

Westrange generated $40,572 in revenues from continuing operations for the nine month period ended September 30, 2002. Consolidated net revenues from operations, for the same period of the prior year, were $43,822. The reduction in lease revenues on a period-over-period comparison is due to the discontinuance of a fibre-optic construction equipment-leasing contract with Tekcon Contractors Ltd.

        Revenues from continuing operations for the three month period ending September 30, 2002 was $13,524. Consolidated net revenues from operations, for the same period of the prior year were $10,141. Revenue from discontinued operations (Terra Fibre Utility Corp.) for the nine month period ended September 30, 2002 was $1,117,509 and the net loss from discontinued operations for the same period was $41,649.

Liquidity and Capitalization

During the nine month period ended September 30, 2002 the Corporation issued 100,000 Common Shares at $1.00 per share on the basis of a private placement with a private investor. That issuance increased share capital by $100,000.

During the period ended September 30, 2002 two directors exercised the remainder of their stock options, which resulted in the issuance of an additional 335,000 Common Shares at an exercise price of $0.10 per Common Share, for total proceeds of $33,500.

WESTRANGE Corp.

Management's Discussion and Analysis

Discontinued Operations

On June 30, 2002, the Corporation disposed of all of the shares it owned in Terra Fibre Utility Corp. for net proceeds of $86,497, which resulted in a deferred gain of $144,385.

Competition

There were a number of regional and national competitors in this industry. All provided quality and efficient services.

Critical Accounting Policies

There has been no change in critical accounting policies since the preparation of the audited December 31, 2001, financial statements.

Risks and Uncertainties

As an asset holding company, the Corporation does not have an on-going business entity to generate profit for the Corporation. This lack of profitability will continue until the Corporation obtains an on-going business asset.

Due to the uncertain nature of the Terra Fibre Utility Corp. business, Westrange cannot be certain of the timely collection of the $400,000 note receivable received as consideration for the sale of Terra Fibre Utility Corp.

         Risks and uncertainty also relate to management's ability to seek out and perform timely due diligence to make appropriate investments in the targeted alternative energy sectors.

Subsequent Events

On November 8, 2002 Westrange Corp. announced that the company has made an investment in H.T.C. Hydrogen Thermochem Corp. H.T.C. Hydrogen Thermochem Corp. is a Regina-based Canadian-controlled private corporation involved in the research and development of the commercial production of hydrogen. The Company's investments in specialized alternative energy technologies will enable its participation in the high growth alternative energy market.

/s/Lionel Kambeitz

Lionel Kambeitz
Chairman and Chief Executive Officer

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

September 30, 2002 and 2001

Unaudited

1.       Nature of operations:

The Corporation was incorporated under the Business Corporations Act (Alberta), on November 26, 1996.

        From the date of its Major Transaction, May 21, 1999 through to the first quarter of 2001, its principal business activity had been that of equipment leasing. Since the first quarter of fiscal 2001, the corporation's major business has been that of energy, electrical and telephone infrastructure planning, construction and maintenance, as performed through its subsidiary Terra Fibre Utility Corp. The operating assets of this subsidiary were sold June 30, 2002, as described in note 7.

        The principal business activity of the Corporation during fiscal 1999, as performed through its subsidiary Bowser Petroleum (1992) Ltd. ("Bowser"), was to provide maintenance and environmental remediation services to oil and gas pipeline contractors and to petroleum retailers. The operating assets of this subsidiary were sold during 2000,

2.       Significant accounting policies:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Those principles, which have a significant impact on the consolidated financial statements, are summarized below.

Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.

Capital assets

The Corporation amortizes its capital assets over their estimated useful lives utilizing the declining-balance method at the following rates:
Buildings	4%
Equipment	20 - 30%
Computer equipment and vehicles	30%

Revenue recognition

Lease revenue is recognized on an accrual basis in accordance with the terms of the lease agreement.

       Revenue for services rendered in connection with construction fixed price contracts is recognized using the percentage of completion method. The cumulative effect of any revisions to complete contracts in process is reflected in the period when they become known.                                                                                      6

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

September 30, 2002 and 2001

Unaudited

2.       Significant accounting policies (continued)

Mortgage receivable

The mortgage receivable is valued at the lower of cost and net realizable value.

Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future income tax assets are evaluated and if realization is not considered "more likely than not" a valuation allowance is provided.

Use of estimates

Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year to prepare these financial statements in conformity with Canadian generally accepted accounting principles. Actual results could differ from these estimates.

3.       Discontinued operations:

        The Company disposed of all the shares in Terra Fibre on June 30,2002 for net proceeds of $86,497 which resulted in a deferred gain of $144,385. The gain has been deferred as collectability of the proceeds is dependent upon the profitable operations and positive cash flow of Terra Fibre Utility Corp. The deferred gain will be realized when collectability of the proceeds is reasonably assured. Terra Fibre commenced active operations in 2001 (see note 3). The results of Terra Fibre for the nine month period ended September 30, 2002 have been presented as a discontinued operation in the statement of operations. For the nine month period ended September 30, 2002 sales of this business were $1,117,509 and the net loss before income taxes was $41,649.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

September 30, 2002 and 2001

Unaudited

4.       Capital assets at cost less accumulated amortization:

		As at Sept. 30, 2002
		Accumulated	Net Book
	Cost	Amortization	Value

Equipment	$212,910	$163,466	$49,444

		As at December 31, 2001
		Accumulated	Net Book
	Cost	Amortization	Value

Equipment	$564,036	$185,127	$378,909
Vehicles	26,797	10,853	15,944

Equipment held for sale	149,167	0	149,167
	$740,000	$195,980	$544,020

5.       Note Receivable:

Effective June 30,2002, Westrange Corp. sold the shares of its subsidiary Terra Fibre for net proceeds of $86,497 resulting in a deferred gain of $144,385. In the financial statements ended June 30, 2002 a gain on sale of $144,385 was reported. This gain, for the period ended September 30, 2002 has been deferred and the opening deficit has been adjusted to reflect the deferral of the gain.

The terms of the sale are as follows:
a)	The Corporation acquired a $400,000 note receivable, repayable in 10 semi-annual payments of $40,000 over 5 years; which consists of the $86,497 purchase price and a refinancing of the $313,503 which Terra Fibre owed the Corporation prior to the transaction on June 30, 2002.
b)	The note is secured by general security agreement over the assets of Terra Fibre.
c)	Guarantees have been obtained from Terra Fibre's principals of the purchasing company.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

September 30, 2002 and 2001

Unaudited

6.         Long-term debt:
	Sept. 30, 2002	Dec 31, 2001

Bank loan payable in monthly
installments of $833 plus interest at bank
prime plus 1 per cent, due December 2002,
secured by land and building	$2,500	$10,000

Bank loan payable in monthly
installments of $4,238, including interest
at 8.75 per cent, due June 2003, secured
by equipment	32,816	67,522

Bank loan payable in monthly
installments of $666, plus interest at bank
prime plus 1.5 per cent, due February 2003,
secured by equipment	3,000	9,001

Loan Payable to Teckon Contractors Inc.
("Teckon") in installments of $21,750 including interest
at 12.75 percent to be made in the months of January and June through December of each year, due 2005.
Security consisting of the equipment acquired as
described in note 3, has been provided to CitiCapital
on behalf of Teckon. In the event of repossession
of the equipment by CitiCapital, the Corporation
would be absolved of its responsibility to repay
the loan to Teckon and would receive the excess
of any disposal proceeds over the amount of the
loan outstanding. (note 5)	0	501,224
	38,316	587,747
Less: Current portion	38,316	183,105
	$0	$404,462

Principal repayments required in each of the next two years are as follows:

2002	$16,643
2003	$21,673
Total	$38,316

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

September 30, 2002 and 2001

Unaudited

7.         Share capital:

Authorized:

An unlimited number of common shares

An unlimited number of preferred shares

Issued:
	As of Sept. 30, 2002		As at December 31, 2001
	Number	Amount	Number	Amount
Common shares
Balance, beginning of year	6,298,581	1,049,546	6,108,581	859,546
Issued under private placement	(1)100,000	100,000	(1)190,000	190,000
Options exercised	(2)335,000	33,500	0	0

Balance, end of year	6,733,581	1,183,046	6,298,581	1,049,546

(1)	Issued for cash consideration of $1.00 per Common Share
(2)	Issued for cash consideration of $0.10 per Common Share

8.         Stock options:

The Corporation has a stock option plan for the directors and officers whereby common shares are reserved for the options granted.

Outstanding stock options under the plan are as follows:
Exercise Price	Number of Options	Expiry Date
$4.00	30,000	May 14, 2005
$10.00	30,000	May 14, 2005
$20.00	30,000	May 14, 2005
$50.00	30,000	May 14, 2005

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

September 30, 2002 and 2001

Unaudited

8.         Stock Options (continued)

Stock options outstanding during each year are as follows:

	2002		2001
	Options	Ave Price	Options	Ave Price
Outstanding,
beginning of period	455,000	$6.27	455,000	$6.27
Expired		0.00	0	0.00
Granted	0	0.00	0	0.00
Exercised	(335,000)	$0.10	0	0.00
Outstanding,
end of period	120,000	$21,000	455,000	$6.27

9.          Financial instruments:

The Corporation's financial instruments consist of accounts receivable, mortgage receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of these instruments approximate their carrying value due to their short-term nature, due to terms being recently negotiated for the mortgage receivable, due to the variable market interest rates attached to certain long-term debt, and due to management's best estimate as to fair value of the remaining long-term debt.

10.       Earnings per Common Share:

Basic net income (loss) per Common Share has been calculated using the weighted average number of Common Shares outstanding during the period of 6,733,581 (2001 – 6,298,581).
	For the period	For the period
	ended	ended
	Sept. 30, 2002	Sept. 30, 2001

Net loss from continuing operations per Common Share	$(0.01)	$(0.01)

Net loss from discontinued operations, net of income tax recovery per Common Share	$(0.01)	0

Net loss per common Share	$(0.02)	$(0.01)

Diluted net income (loss) per Common Share is not presented, as the effect of Common Share options is anti-dilutive.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

September 30, 2002 and 2001

Unaudited

11.       Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

Directors and Officers
Directors:	Lionel Kambeitz, Chairman and CEO

Kevin Sidloski,
Independent Entrepreneur, Independent Director

Wayne Bernakevitch,
Barrister and Solicitor, Independent Director

Officers:	Lionel Kambeitz, Chairman and CEO

Shareholder Information
Stock exchange:	The Toronto Stock Exchange Venture Exchange (TSX Venture Exchange)

Stock symbol:	WRC

Common Shares outstanding as of Sept. 30, 2002:
6,733,581

Head office and Investor relations address:
Westrange Corp. Suite 201 2500 13th Avenue Regina, Saskatchewan S4P 0W2 Telephone: (306) 545-2277 Fax: (306) 545-3262 e-mail: investorrelations@westrange.com

Registrar and Transfer Agent:
Computershare Investor Services Inc. Corporate Trust Services 600, 530 - 8th Avenue S. W. Calgary, Alberta T2P 3S8

Bank:	CIBC

Shareholder Information

(continued)
Auditors:	KPMG, LLP Chartered Accountants Regina, Saskatchewan

Legal Counsel:	McDougall Gauley Barristers and Solicitors, Regina, Saskatchewan

Borden Ladner Gervais LLP Barristers and Solicitors, Calgary, Alberta

Dividend policy:

No dividends have been paid on any common shares of the Corporation since the date of inception, and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

Duplicate communications:

Some shareholders may receive more than one copy of the annual report and proxy-related material. This is generally due to ownership of registered shares in addition to non-registered shares; holding shares in more than one account; or purchasing shares from more than one stock brokerage firm. Every effort is made to avoid such duplication.

Shareholders who receive duplicate mailings should notify the investor relations department at the above address.